# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTRUSION INC, CIK 0000736012
CUSIP: 46121E304
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 101 EAST PARK BLVD, SUITE 1200, PLANO, Texas (TX), 75074
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001815632

## Reporting persons
- Tego Cyber, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 2,373,134; shared voting power 0; sole dispositive power 2,373,134; shared dispositive power 0; aggregate amount beneficially owned 2,373,134 (10.4% of the class)

## Item 1. Issuer
Name of issuer: INTRUSION INC
Address of issuer's principal executive offices: 101 EAST PARK BLVD, SUITE 1200, PLANO, TEXAS, 75074.

## Item 2. Person Filing
Name of person filing:
This report is filed by Tego Cyber Inc with respect to the shares of Common Stock, $0.01 par value per share, of the Issuer that are directly beneficially owned by
Tego Cyber Inc
Address of principal business office or, if none, residence:
8565 S Eastern Ave Ste 150
Las Vegas, NV 89123
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,373,134
Percent of class: 10.43%
Sole power to vote or to direct the vote: 2,373,134
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,373,134
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tego Cyber, Inc.: Robert Mikkelsen, Director (07/08/2026)